Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectuses of Catalent, Inc. for the registration of its shares of common stock, preferred stock and Series A convertible preferred stock and to the incorporation by reference therein of our reports dated August 27, 2019, with respect to the consolidated financial statements and the financial statement schedule of Catalent, Inc., and the effectiveness of internal control over financial reporting of Catalent, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

September 13, 2019